Exhibit 4.4

Brookfield asset management ltd.

Restricted SHARE UNIT PLAN

Effective July 31, 2026

TABLE OF CONTENTS

Section 1.	GENERAL PROVISIONS	2

1.1	Purposes	2
1.2	Definitions	2
1.3	Administration	5

Section 2.	AWARDS OF RESTRICTED SHARE UNITS	5

2.1	Eligibility	5
2.2	Award of RSUs	6
2.3	Vesting	6
2.4	Settlement	6
2.5	Change in Employment Status	7

Section 3.	GENERAL	7

3.1	No Right to Service	7
3.2	No Other Employee Benefits	7
3.3	No Liability	8
3.4	Unfunded Plan	8
3.5	Currency	8
3.6	Withholdings	8
3.7	Adjustments and Reorganizations	9
3.8	Successors and Assigns	9
3.9	Amendment or Termination	9
3.10	Governing Law	9
3.11	Non-Transferability	10
3.12	No ERISA Plan	10
3.13	Securities Law Restrictions	10
3.14	Section 409A	10
3.15	Non-US Participants	11
3.16	Participant Information	11
3.17	Approval	11

BROOKFIELD ASSET MANAGEMENT Ltd.
RESTRICTED SHare Unit PLAN

Section 1. GENERAL PROVISIONS

1.1	Purposes

The purpose of the Plan is to provide designated executives or key employees of BAM and its Affiliates with compensation that will align their long-term interests with those of BAM’s shareholders.

1.2	Definitions

The following terms, when used in the Plan, shall have the respective meanings set forth below:

(a)	“Affiliate” means with respect to a person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person and, with respect to BAM, includes its subsidiaries and any entity with outstanding securities that are exchangeable into Shares.

(b)	“Award Date” means, unless otherwise determined by the Committee, (i) in the case of a grant of RSUs approved during a Blackout Period, the sixth trading day after the date on which the Blackout Period ends, and (ii) in the case of all other grants of RSUs, the sixth trading day after the date such grants are approved, provided, in each case, that if a subsequent Blackout Period is imposed prior to the Award Date, the Award Date shall be deferred until the sixth trading day after the date on which such subsequent Blackout Period ends.

(c)	“BAM” means Brookfield Asset Management Ltd. and its successors and assigns.

(d)	“Blackout Period” means any period imposed by BAM, during which specified individuals, including insiders of BAM, may not trade in BAM’s securities (including, for greater certainty, where specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in BAM’s securities.

(e)	“Board” means the board of directors of BAM.

(f)	“Brookfield Group” means BAM and its Affiliates (including, without limitation, Oaktree Capital Management, L.P., Oaktree International Holdings, LLC and their respective subsidiaries).

(g)	“Cause” means:

(i)	A Participant’s willful failure or refusal to perform his or her employment duties after being given notice and a reasonable opportunity to remedy such failure or refusal;

(ii)	A Participant’s gross misconduct in connection with the Participant’s employment;

(iii)	A Participant’s act of dishonesty or breach of trust in connection with the Participant’s employment;

(iv)	A Participant’s conviction of, or a plea of guilty or no contest to, any indictable criminal offence or any other criminal offence involving fraud, dishonesty or misappropriation;

(v)	A Participant’s conduct which is likely to injure the reputation or business of the Brookfield Group, including, without limitation, any breach of the Code of Business Conduct of any member of the Brookfield Group or the willful violation by the Participant of any of the Brookfield Group’s policies;

(vi)	A Participant’s breach of confidentiality, non-solicitation or non-competition obligations; or

(vii)	Any other conduct of a Participant which would be treated as cause and/or serious misconduct under the laws of the jurisdiction in which the termination occurs.

(h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(i)	“Committee” means the Governance, Nominating and Compensation Committee of the Board.

(j)	“Effective Date” means the date the Plan became effective, as set forth in Section 3.17.

(k)	“Fair Market Value” means the closing price of a Share, on the applicable date, as reported on the NYSE (or if the NYSE is not open on such date, the immediately preceding date on which the NYSE is open).

(l)	“NYSE” means The New York Stock Exchange, or any successor thereto.

(m)	“Participant” means a designated executive or key employee of or other individual providing services to the Brookfield Group who participates in the Plan.

(n)	“Participant Account” means an account maintained for the Participant on the books of BAM.

(o)	“Plan” means this Restricted Share Unit Plan of BAM, as the same may be amended, supplemented and/or restated from time to time.

(p)	“RSU” means a right to receive a Share or a cash payment in accordance with the provisions hereof.

(q)	“RSU Agreement” has the meaning set forth in Section 2.2(c).

(r)	“RSU Award Price” means the volume weighted average price of a Share on the NYSE for the five trading days immediately preceding the Award Date, or such other price as may be determined by the Committee.

(s)	“Section 409A” means Section 409A of the Code, and the regulations and other administrative guidance promulgated thereunder.

(t)	“Securities Act” means the U.S. Securities Act of 1933, as amended.

(u)	“Settlement Date” has the meaning set forth in Section 2.4(a).

(v)	“Settlement Amount” has the meaning set forth in Section 2.4(b).

(w)	“Share” means a Class A Limited Voting Share of BAM.

(x)	“Termination Date” means:

(i)	if a Participant’s employment with a member of the Brookfield Group is terminated for Cause, the date notice of termination is provided to the Participant;

(ii)	if a Participant resigns from the Brookfield Group, the date the Participant provides notice of resignation;

(iii)	if a Participant dies, the date of the Participant’s death;

(iv)	if a Participant is on a continuous leave of absence, including for disability, the earlier of two years from the start of the Participant’s leave and the date on which the Participant is given notice of termination of employment; and

(v)	in all other cases the Participant’s last date of employment with the Brookfield Group;

in each case, (A) without regard to whether the Participant’s employment with any member of the Brookfield Group is terminated with or without Cause, or through actions or events constituting constructive dismissal, with or without notice or compensation in lieu of notice, and (B) except as required pursuant to the minimum requirements of applicable employment standards legislation, does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, or any other termination related payments or benefits. Any such severance period or notice period shall not be considered a period of employment for the purposes of a Participant’s rights under the Plan.

(y)	“Valuation Date” means the Vesting Date, provided that if the Vesting Date falls during or within five trading days immediately following a Blackout Period, Valuation Date shall mean the sixth trading day immediately following the expiry of the Blackout Period.

(z)	“Vest”, “Vesting” or “Vested” means the Vesting Date has occurred.

(aa)	“Vesting Date” means the date upon which the RSUs become Vested, in accordance with the terms in Section 2.3 and the applicable RSU Agreement.

(bb)	“US Participant” means a Participant who is a United States citizen or a United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an RSU is otherwise subject to taxation under the Code; provided, however, that a Participant shall be a US Participant solely with respect to those affected RSUs.

1.3	Administration

The Plan shall be administered by the Committee.

The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding upon all parties.

The Committee may accelerate the Vesting Date for any RSU at any time to the extent such acceleration is permitted under Section 409A (if applicable).

Section 2. AWARDS OF RESTRICTED SHARE UNITS

2.1	Eligibility

Executives and key employees of the Brookfield Group who are designated by the Committee are eligible to participate in the Plan.

RSUs may be granted under this Plan as follows, subject to the approval of the Committee:

(a)	Mandatory or elective allocation by BAM of a compensatory payment;

(b)	Additional discretionary compensation;

(c)	An incentive for joining the Brookfield Group; or

(d)	In replacement of any outstanding equity-based incentive awards granted (whether before, on or after the Effective Date) by a member of the Brookfield Group, with such replacement to occur on such terms that are intended to comply with any applicable requirements under Section 409A or other applicable laws.

2.2	Award of RSUs

(a)	RSUs will be awarded pursuant to Section 2.1 above.

(b)	Unless otherwise determined by the Committee, the number of RSUs to be awarded to each Participant will be calculated based on the dollar value of the compensation, if any, in respect of which RSUs will be awarded pursuant to Section 2.1, divided by the RSU Award Price. The amount of any compensation used in the preceding sentence that is denominated in a currency other than U.S. dollars will be converted to U.S. dollars, using the average exchange rate for the five trading days preceding the Award Date.

(c)	As soon as practicable after determining the number of RSUs and any terms and conditions of the RSUs to be granted to a Participant, the Committee shall cause an agreement in writing to be given to the Participant advising the Participant as to the number of RSUs, the RSU Award Price (if applicable), and any terms and conditions pertaining to the RSUs granted to the Participant under the Plan or as determined by the Committee from time to time in such form as may be approved by the Committee from time to time (the “RSU Agreement”). The grant of RSUs is conditional on the Participant signing the RSU Agreement. The Plan will prevail over the RSU Agreement to the extent of any inconsistency, unless otherwise provided for in the RSU Agreement.

(d)	Under no circumstances will any RSUs (whether or not Vested) be considered Shares or entitle any Participant to exercise voting or other rights arising from the ownership of Shares unless and until the Participant receives Shares in settlement of Vested RSUs.

(e)	Each Participant Account shall be credited with additional RSUs in the event any dividend is paid on the Shares. In such case, the number of additional RSUs to be credited to the respective Participant Account shall be determined by multiplying the aggregate number of RSUs held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Fair Market Value of a Share on the dividend payment date. The additional RSUs credited to a Participant Account in accordance with this Section 2.2(e) shall be subject to the same Vesting and settlement conditions applicable to the related RSUs.

2.3	Vesting

Except as otherwise set forth in the applicable RSU Agreement or as otherwise determined by the Committee, RSUs will Vest in equal installments of 20% on each of the first through fifth anniversaries of the Award Date, subject to the Participant’s continued employment with the Brookfield Group on each applicable Vesting Date.

2.4	Settlement

(a)	Except as otherwise set forth in the applicable RSU Agreement, any Vested RSUs shall be settled within thirty (30) days following the applicable Valuation Date (the date on which Vested RSUs are actually settled, as determined by the Committee in its sole discretion, the “Settlement Date”).

(b)	On the applicable Settlement Date, and subject to any other terms as may be specified in the applicable RSU Agreement, the Participant will be entitled to receive, in respect of any RSUs held by the Participant that became Vested on the applicable Vesting Date, an amount (the “Settlement Amount”) equal to the product of (i) the number of such Vested RSUs, multiplied by (ii) the Fair Market Value as of the applicable Valuation Date. At the sole discretion of the Committee, the Settlement Amount may be paid in cash (or cash equivalents) or in Shares having an aggregate Fair Market Value as of the Valuation Date equal to the Settlement Amount, or in a combination of cash (or cash equivalents) and Shares, in any case, subject to the applicable withholding taxes described in Section 3.6; provided that no fractional Shares will be delivered and the Committee in its sole discretion will determine the manner in which fractional Shares will be treated.

(c)	In no event may the Shares delivered to a Participant, if any, be newly issued Shares from treasury.

2.5	Change in Employment Status

Except as otherwise set forth in the applicable RSU Agreement or as otherwise determined by the Committee, in all cases of cessation of employment from the Brookfield Group, (i) all RSUs which have not Vested as of the Termination Date shall be cancelled and automatically forfeited on the Termination Date for no consideration, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal; and (ii) all RSUs which have Vested as of the Termination Date will remain subject to the terms of the Plan until the applicable Settlement Date.

Section 3. GENERAL

3.1	No Right to Service

Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained in the service of the Brookfield Group. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s Termination Date (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Participant’s common law or civil rights to the RSUs, and other property hereunder during any reasonable notice period including any rights to compensation for the loss, or continued vesting, of the RSUs during any reasonable notice period may be limited or removed under the Plan.

3.2	No Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the settlement of any RSUs will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Committee.

3.3	No Liability

BAM and its Affiliates, and their directors and officers, shall not be liable to any Participant, beneficiary or legal representative of a Participant for any decrease in the value of an RSU or underlying Share that may occur for any reason.

3.4	Unfunded Plan

This Plan shall be unfunded. BAM shall not be required to segregate any assets for the purpose of funding its obligations with respect to any RSUs, nor shall this Plan be construed as providing for such segregation. Any liability or obligation of BAM to any Participant with respect to a RSU under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any RSU Agreement, and no such liability or obligation of BAM shall be deemed to be secured by any pledge or other encumbrance on any property of BAM. Neither BAM nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan or any RSUs granted hereunder.

3.5	Currency

Amounts under this Plan are denominated in U.S. dollars. Upon settlement of some or all of their RSUs in cash, Participants who are not US Participants may elect to receive their payment in a currency of the local jurisdiction in which they are resident or employed. In this situation, the amount owed in respect of their RSUs will be determined by converting the U.S. dollar to the currency elected by the Participant at the applicable spot rate on the date of payment.

3.6	Withholdings

As a condition of the grant, vesting or settlement of any RSUs pursuant to the Plan, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of BAM (or any applicable Affiliate thereof) relating to the RSUs granted under the Plan:

(a)	Unless otherwise instructed by the Participant, BAM may deduct or withhold (or cause to be deducted or withheld) the relevant tax from any payment or distribution otherwise payable to the Participant, whether or not pursuant to the Plan, to the full extent permitted under Section 409A for US Participants;

(b)	BAM shall be entitled to require that the Participant remit cash to BAM or any applicable Affiliate thereof (through payroll deduction or otherwise) equivalent to the value of the relevant tax to be withheld; or

(c)	BAM may (or may cause any applicable Affiliate thereof to) enter into any other suitable arrangements to withhold, in each case, in an amount sufficient in the opinion of BAM to satisfy such withholding obligation.

Notwithstanding the foregoing, and subject to the prior consent of BAM, a Participant may elect to satisfy all or part of his or her withholding or income tax obligation by having BAM withhold and cancel a portion of any RSUs that he or she was previously awarded and have now Vested, with RSUs to be valued at the Fair Market Value of the underlying Shares on the date when the obligation to withhold arises.

3.7	Adjustments and Reorganizations

In the event of any change in capitalization affecting Shares, including, without limitation, a distribution, recapitalization, consolidation, reorganization, restructuring, merger, subdivision, split-up, spinoff, combination or exchange of Shares or other securities of BAM, such that an adjustment is determined by the Committee in good faith to be necessary in order to facilitate or reflect such transaction and/or prevent inappropriate dilution or enlargement of the benefits or potential benefits intended to be made available in respect of any RSUs granted under this Plan, then the Committee will, in such manner as it determines in good faith to be equitable: (i) adjust or substitute any or all of the number and/or kind of Shares or other ownership interests or securities of BAM underlying the RSUs granted under this Plan that are then outstanding; and (ii) otherwise amend, adjust or substitute any terms relating to Shares underlying any RSUs that are then outstanding. Any adjustment otherwise permitted under this Section 3.7 that affects any US Participant shall be effected in good faith compliance with the requirements of Section 409A (to the extent applicable).

3.8	Successors and Assigns

The Plan shall be binding on all successors and assigns of BAM and a Participant, including without limitation, the estate, beneficiary, or legal representative of such Participant, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

3.9	Amendment or Termination

The Committee may amend, suspend or terminate the Plan at any time and in such manner and to such extent as it deems advisable. No such amendment or termination shall materially adversely affect the right of a Participant in respect of any RSUs granted prior to the date of such amendment, suspension or termination. Notwithstanding the foregoing, any amendment, suspension or termination of this Plan shall be interpreted to, with respect to US Participants, continuously exclude the Plan from, or continuously make the Plan compliant with, the requirements of Section 409A.

3.10	Governing Law

The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by and interpreted and construed in accordance with the laws of the State of New York.

3.11	Non-Transferability

The right to receive any amount in respect of the settlement of any RSU granted to a Participant is held only by such Participant personally (or in the case of the Participant’s death, the Participant’s estate or beneficiaries). Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a RSU, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such RSU whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such RSU shall terminate and be of no further force or effect.

3.12	No ERISA Plan

Neither this Plan (including any RSU Agreement) nor any RSUs granted hereunder provides, or is intended to provide, retirement income or termination benefits within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended.

3.13	Securities Law Restrictions

Regardless of whether the offering and sale of Shares have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, province, territory or other relevant jurisdiction, BAM in its sole discretion may impose restrictions upon the sale, pledge or other transfer of Shares (including the placement of appropriate legends on the stock certificates (or electronic equivalent) or the imposition of stop-transfer instructions) and may refuse (or may be required to refuse) to transfer Shares acquired hereunder (or Shares proposed to be transferred in a subsequent transfer) if, in the judgment of BAM, such restrictions, legends or refusals are necessary or appropriate to achieve compliance with the Securities Act or other relevant securities or other laws, including to perfect an exemption from the registration requirements thereof (to the extent available under applicable law). Each applicable Participant (or his or her beneficiary or personal representative in the event of such Participant’s death or incapacity, as the case may be) shall deliver to BAM any representations or other documents or assurances as BAM may deem necessary or reasonably desirable to ensure compliance with all applicable legal and regulatory requirements.

3.14	Section 409A

Each award of RSUs granted to a US Participant is intended to comply with, or be exempt from, Section 409A, and the Plan and all RSU Agreements entered into with US Participants shall be construed and interpreted consistent with such intent. To the extent that any RSU granted to a US Participant is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A, such award will be paid or settled solely in a manner that complies with Section 409A and may be subject to such additional rules and requirements as specified by the Committee from time to time in order to comply with Section 409A.

Notwithstanding any provision in the Plan or any RSU Agreement to the contrary (including Section 3.9 of the Plan), if any provision of the Plan or any RSU Agreement contravenes Section 409A or could cause a US Participant to incur any tax, interest or penalties under Section 409A, the Committee may, in its discretion and without the US Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Section 409A, or to avoid incurring taxes, interest and penalties under Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the US Participant of the applicable provision without materially increasing the cost to BAM or contravening Section 409A. However, BAM shall have no obligation to modify the Plan or any RSU Agreement and does not guarantee that RSUs will not be subject to taxes, interest and penalties under Section 409A.

In the case of any RSU that constitutes “nonqualified deferred compensation” within the meaning of Section 409A, any Settlement Amount to be provided upon (or on a timeline determined by reference to) a US Participant’s Termination Date shall only be made upon such US Participant’s “separation from service” within the meaning of Section 409A, and “termination,” “separation” and derivative and similar terms will be construed accordingly. If on the date of the US Participant’s separation from service BAM’s stock (or stock of any other company that is required to be aggregated with BAM in accordance with the requirements of Section 409A) is publicly traded on an established securities market or otherwise and the US Participant is a “specified employee” within the meaning of Section 409A, then any Settlement Amount that constitutes “nonqualified deferred compensation” within the meaning of Section 409A and that is otherwise required to be provided under the Plan as a result of the US Participant’s separation from service shall be delayed for the first six months following such separation from service and shall instead be paid in a single lump sum (in the manner set forth in the Plan or applicable RSU Agreement) within 30 days following the end of such six-month period; provided, that if the US Participant dies during such six-month period, then any Settlement Amount so delayed shall be paid to the US Participant’s estate within 30 days following the US Participant’s death; provided, further, that any remaining Settlement Amount that is due beyond the six-month period following the US Participant’s separation from service shall be paid without delay and at the time(s) such Settlement Amount is otherwise scheduled to be made. Each amount payable in respect of RSUs shall be treated as a separate payment in a series of payments within the meaning of, and for purposes of, Section 409A.

3.15	Non-US Participants

In order to assure the viability of RSUs granted to Participants who are not US Participants, the Committee may, in its discretion, adopt such subplans, and may provide for such additional or varied terms in the RSU Agreements entered into with such Participants, as it may consider necessary or appropriate to accommodate participation in the Plan by such persons, including, without limitation, in light of differences in local law or practice. Any subplans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All subplans shall be deemed a part of the Plan, but each subplan shall apply only to the Participants in the jurisdiction for which the subplan was designed.

3.16	Participant Information

Each Participant shall provide BAM (or as otherwise directed by BAM) with all information (including personal information) required by BAM in order to administer this Plan. Each Participant acknowledges that information required by BAM in order to administer this Plan may be disclosed to the Committee and other third parties in connection with the administration of this Plan. Each Participant consents to such disclosure and authorizes BAM or any applicable Affiliate thereof to make such disclosure on the Participant’s behalf.

3.17	Approval

The Plan was effective as of July 31, 2026.